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                           November 22, 2023

       Paul Mueller
       President and Chief Executive Officer
       HNO International, Inc.
       41558 Eastman Drive
       Suite B
       Murrieta, CA 92562

                                                        Re: HNO International,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 27,
2023
                                                            File No. 333-275193

       Dear Paul Mueller:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed on October 27, 2023

       Risk Factors, page 8

   1. We note that your Chairman, Donald Owens, both directly and indirectly owns a substantial majority of
your common stock and 100% of your preferred shares and that each preferred share
possesses the voting rights of 55 common shares. Please add a new risk factor that
discusses management's control of the company and any related conflicts of interest.
 Paul Mueller
FirstName LastNamePaul
HNO International, Inc. Mueller
Comapany 22,
November  NameHNO
              2023 International, Inc.
November
Page 2    22, 2023 Page 2
FirstName LastName

Risk Factors
Risks Related to Our Common Stock
The market valuation of our business may fluctuate due to factors beyond our control and the value of your investment may fluctuate..., page 16

2. Please remove references in this this risk factor to your status as an emerging growth company since it appears you are not an emerging growth company eligible to make the election under Section 107(b) of the JOBS Act.
Results of Operations, page 22

3. Please revise to include a discussion of your cost of sales and gross profits for the interim and annual comparative periods. Describe any known or reasonably likely future increases in the cost of labor or materials, the change in the relationship between cost of sales and revenue and the extent to which such changes are attributable to changes in prices or volume of the amount of services being sold. See Item 303(b)(2) of Regulation S-K.
Cash Flow for the Nine Months Ended July 31, 2023, page 23

4. Expand to include a discussion of the period-to-period material matters that impacted your cash provided by financing activities.
Business, page 24

5. We note you "provide green hydrogen systems engineering design, integration, and products to multiple markets" and "are at the forefront of developing innovative integrated products that cater to various uses of green hydrogen, both current and future." Please revise your filing to clarify the products you currently manufacture and/or sell, as opposed to business activities planned for the future but not yet in effect. With respect to planned business activities, please discuss in more detail your plan of operation for the next twelve months, including the anticipated timeline and expenditures for these events.
Directors, Executive Officers, Promoters and Control Persons, page 29

6. Please revise the biographical descriptions of your officers and directors to disclose the period during which each such director and executive officer has served in that position.
         In addition, please revise to provide each officer's and director's principal occupation and employment during the past five years, the dates they served in those roles and the name and principal business of any corporation or other organization in which such occupation and employment was carried on. See Item 401 of Regulation S-K. Executive Compensation, page 31

7. Please revise this section to provide the information required by Item 402 of Regulation S-
         K as of the most recently completed fiscal year.
 Paul Mueller
FirstName LastNamePaul
HNO International, Inc. Mueller
Comapany 22,
November  NameHNO
              2023 International, Inc.
November
Page 3    22, 2023 Page 3
FirstName LastName
Description of Securities, page 33

8. We note that Article IX of your Amended and Restated Bylaws identifies the Eighth
         Judicial District Court of Clark County, Nevada as the exclusive forum for certain litigation, including any "derivative action." Please disclose this provision and clearly state that it does not apply to actions arising under the Securities Act or Exchange Act.
Index to Financial Statements
Condensed Statements of Operations for the three and nine months ended July 31, 2023, and
2022, page F-2

9. Tell us why there were no costs of goods sold recognized for any of the interim periods on this page and why you presented $27,692 in cost of goods sold recognized during the twelve months ended October 31, 2022 on page F-16.
Condensed Statements of Cash Flows for the three and nine months ended July 31, 2023, and
2022, page F-5

10. Tell us why purchases of property and equipment and long-term asset in the amounts of
         $396,630 and $29,250, respectively, are not classified as cash outflows for investing activities pursuant to ASC 235-10-45-13.
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation, page F-6

11. Please revise to disclose that your annual and interim consolidated financial statements are presented in accordance with U.S. Generally Accepted Accounting Principles and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission and
         stated in U.S. dollars. Also disclose the accounting policy for your basis of consolidation.
         We refer you to Rule 4-01(a)(1) Regulation S-X and ASC 235-10-50-4. Exhibits

12. Please file as exhibits any loan agreements with HNO Green Fuels, Inc. In this regard, we note your disclosure on page 32 regarding related party notes. Refer to Item
         601(b)(10)(ii)(A) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Paul Mueller
HNO International, Inc.
November 22, 2023
Page 4

       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja
A. Majmudar,
Attorney-Adviser, at (202) 551-3844 or Daniel Morris, Legal Branch Chief, at
(202) 551-
3314 with any other questions.



                                                         Sincerely,
FirstName LastNamePaul Mueller
                                                         Division of
Corporation Finance
Comapany NameHNO International, Inc.
                                                         Office of Energy &
Transportation
November 22, 2023 Page 4
cc:       Brian Higley
FirstName LastName